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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following article relating to the Merger presents highlights from a discussion session with HP employees led by Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer. The article is posted on HP's internal web site.


CARLY ANSWERS HARD QUESTIONS

EMPLOYEES IN TOWN HALL MEETING GET ANSWERS TO A DOZEN TOUGH QUESTIONS.

At about 11:00 a.m. Pacific time on January 23, CEO Carly Fiorina walked without fanfare into a theatre-in-the-round setting in the main meeting room of the Executive Briefing Center in Cupertino, California. When she reached the middle of several rows of semi-circled chairs, she enthusiastically greeted the nearly 100 employees in attendance. They had gathered to listen and ask Carly tough questions on the potential merger with Compaq, along with assorted other topics.

"You need to be brave enough to ask all the really hard questions," she told them in her introduction. "If you don't ask them, then all of your colleagues who weren't selected to be here won't get the answers that they're looking for."

And so it began. By the time the session ended nearly 100 minutes later, a dozen employees had risen from their seats and asked their CEO a dozen tough questions. They asked about reinvention, the cost-cutting actions of FY01 (including the salary freeze and the Workforce Reduction Program) and the 15,000 people who will be laid off from the combined company if the merger goes through.

They also asked about work/life balance, the credibility of the Executive Council and how customers and employees are reacting to the daily barrage of stories on the merger, as well as the personal nature of the proxy fight.

THREE FUNDAMENTAL CHOICES

Before opening the session to questions, Carly took several minutes to explain the overall business context and recommended that employees view the Compaq merger as merely

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a tactic. She drew laughter from the audience by adding, "This is a big hummer tactic."

About three years ago, she explained, the HP Board of Directors made three strategic choices that, since that time, the board and management team "have reaffirmed over and over and over." These choices are:

  o that keeping together the portfolio of computing, professional services, and imaging and printing is essential;

  o that HP is going to be both a consumer company and a business company and that "it is important to lead in both spaces"; and

  o that the company intends to lead at the intersection of always-on Internet infrastructure; intelligent, connected devices and environments; and of useful e-services.

"Having considered every alternative that our opposition has suggested -- and a bunch of others they didn't -- the board of directors and management team of this company are convinced that (the merger with Compaq) is the best alternative to accelerate our ability to execute on this strategy," she said.

KEY PRINCIPLES OF REINVENTION

She then asked the employees for their questions, and the first query was on reinvention, essentially asking how HP's reinvention effort would be affected by the merger.

"I think reinvention is never over," Carly replied. "It's not like reinvention was an interesting buzzword and now we're going to forget it. The reality is that the day a company stops (growing) is the day a company starts to die, which is something I've said all along."

She also said that HP has established five key principles through the reinvention "that have served us well and that we are going to stick to" -- although she admitted that we still have a long way to go in mastering them:

  o Total Customer Experience is essential -- "the fact that we need to understand it, we need to measure it,

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     we need to hold people accountable for it and we need to deliver it";

  o HP needs to be able to provide one face to the customer "so we can deliver to the customer the value of this total portfolio";

  o We need to provide "the right blend of one face to the customer and specialization" so we have people capable of "taking a deep dive," if the customer needs it;

  o Collaboration and sharing processes and capabilities is important if "we're going to couple one face to the customer and leverage the whole portfolio with specialization"; and

  o "We are always seeking to drive decision-making as close to the customer as possible."

"All of those principles are vital and will remain in place," she said, indicating that they will be woven into the fabric of the new HP's design.

DIFFERENCES VERSUS LEVERAGE POINTS

In response to another question, Carly talked about the "cultural due diligence" that has been undertaken to help ensure that the distinct cultures of HP and Compaq can be merged as quickly and easily as possible, and for the best long-term benefit. After conducting about 180 focus groups with about 1,600 HP and Compaq employees, the culture team discovered some interesting differences in style and habit.

"For example," she said, "one of the things we found out is that HP employees tend to look to the past for guidance. Compaq employees tend to look to the future.

"Another example: HP employees tend to be very process-oriented and we make very thorough decisions, but we make them slowly. Compaq people tend to be much less process-oriented. In fact, they don't like process in many cases, but they make decisions more quickly.

"Both of these examples represent opportunities for huge leverage," she continued. "Because you know what? Inside HP we also have to look to the future in addition to

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looking to our past. And inside HP it's great that we're process-oriented, but we've got to get faster.

"Will our core values stay our core values?" she asked, rhetorically. "Absolutely. They are timeless. I said that the day I walked in the door and it will be true for as long as this company's in existence."

THE 15,000 ISSUE

About two-thirds of the way through the session, an employee asked the question that seems to be foremost in the minds of many HP people. What about the 15,000 people in the combined company who will be laid off as a result of the merger?

"First of all, I absolutely understand why, when people hear 15,000 people, they get concerned," Carly answered. "Particularly on the heels of a workforce reduction. As I said earlier, layoffs should always be a last resort, not a first resort.

"But one of the things that we probably haven't conveyed well is that there is a big difference between looking at two companies and strategically taking 15,000 jobs out across two companies on a global basis over (two) years in a way that we control."

The strategic alternatives to the Compaq merger, she stated, would put many more people at risk. Carly explained that many thousands more employees than 15,000 are currently working in HP businesses that lost money in FY01, are not leaders in market share and do not have competitive cost structures. This is a situation that is simply not sustainable, she said.

"If you care -- which I do, which we all do -- about 36,000 people, you have to figure out a way to make money," she continued. "Because without profitable businesses, you cannot preserve jobs. You cannot continue to make contributions to communities. You cannot continue to invest in R&D. It is fundamental."

AND IN THE END

After giving extended answers to the 12 questions, Carly summarized the session by telling the audience that she

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hoped they considered their time well spent and hoped what she said was helpful.

"But in the end, it's what you think and say to each other that's most impactful. Just as no company can be a single person, this merger will not succeed if I'm the only one who believes."

She concluded by talking about the competitive realities of the industry that both HP and Compaq compete in.

"Every company, no matter how great its past, no matter how unique its capabilities, every company must navigate through the ocean it finds itself in.

"In my view, this is all about this company living up to its potential. It is all about this company being worthy of its legacy. And with all great respect to the people who built our legacy, the people who are going to build the future are here today. They are you, and they are all your colleagues around the world."

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HARD ANSWERS

Following, by topic, are direct excerpts from Carly's Town Hall meeting.

REASON FOR THE COMPAQ MERGER

"Fundamentally what this merger is about is we can get to the place we have been aiming towards faster, more effectively, more profitably, as a stronger company. We can reach the destination faster, more successfully, more effectively and more profitably."

LEADERSHIP

"Leadership is all about the separation of the strong from the less strong. Leadership is all about those people who have the capability to get something done that not everyone could get done."

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THE "PROXY FIGHT"

"In this journey that we're on, we did not ask for a proxy fight; we did not anticipate a proxy fight. But now that we are engaged in a proxy fight, it is important for us to always set the record straight because this is too important to our customers, to our employees, to our shareowners, to have the record be wrong.

"And when I say set the record straight, what I mean is when our opposition or our critics lay out misleading facts about this merger, then we have to correct those facts. When our opposition attacks the credibility or the process of our board of directors, we have to set the record straight.

"And when our opposition asks shareowners to substitute a single person's judgment for the judgment of an experienced board of directors and management team, then the relevant business experience of that individual has to be part of the fact base.

"In the end this is not about any individual. This isn't about me. This isn't about Walter. This isn't about David. This isn't about an individual. What it is about is building a company. And the hard work of building a company has to go on day in, day out, year in, year out. Nobody gets a pass if as a company you're going to survive, and nobody gets a pass for sure if as a company you're going to lead."

DIVERSITY

"I think it's vital that people bring their whole selves to work, and I base that not on sentiment, although it's the nice thing to do and the right thing to do. But I do it based upon business experience.

"When you have people who are engaged totally in what they're doing, engaged mentally, engaged emotionally, have the foundation of the rest of their lives in a place where it fits with their work life, who are accepted in the workplace for who they are based upon their contribution, not based upon their style. When you get that kind of environment, then you get the best people have to offer."

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WORK/LIFE BALANCE

"Everyone has their own sense of work/life balance. For some people the balance point is very different than for other people. My sense of work/life balance may not be yours. I mean I don't have any right now (laughter), but that's a whole different matter, as my husband frequently reminds me on the rare occasions that he sees me lately.

"And a company has to be able to support all kinds of choices about work/life balance. But there are consequences to choices. And people have to be able to deal with that as well. And I think sometimes people confuse work/life balance to mean I get to make whatever my choice is on work/life balance and there are no consequences to that choice. And that isn't true either.

"But they are alternatives.  And so we would go execute one of those."

FY01 SALARY FREEZES AND WORKFORCE REDUCTION

"Salary freezes, workforce reduction -- very difficult decisions. Decisions that required sacrifice on the part of all of our employees. And the right decisions to have made.

"Would we have predicted that we would be in the most dramatic technology downturn in 40 years? No. Do we have an obligation to protect the profitability of this company during a downturn? Yes. Do we have an obligation to do those things to protect as many people as possible? Yes."

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"So I will not apologize for having to make a decision to freeze salaries or to cut workforce. I regret we had to make them. I know they represent hardship. We made the workforce reduction decision as a last resort not a first resort, which is why before we got to that point in August we went through salary freezes and voluntary pay cuts and everything else to try and avoid that.

"But in the end there was no escaping the reality that our cost structures were not competitive."

COMMUNICATING SUCH DECISIONS

"You may not agree with me, but I believe that we made the right decisions -- the decisions that were necessary. Painful? Absolutely. But necessary to protect this business for as many people as possible.

"And I also believe that the nature of the decisions and the nature of the environment we were engaged in meant that fewer people could be involved as opposed to hundreds.

"I think we did not do a good job of implementing some of those decisions or communicating some of those decisions. And those are lessons learned. We have to do things differently next time when we roll out a decision that by its nature not everyone can be involved in. We have to somehow handle differently how we get people involved in how did we get here, what does it mean, and how can you help. So, absolutely, mistakes made and lessons learned."

MERGER RETENTION BONUSES

"By the way, this isn't the first time we've used them. It's pretty standard practice that when you are engaged in a complex change that puts certain people at risk principally because they may not know what their new job will be -- and yet you need them to execute through a period of time -- that you give them special incentive to stay in place and execute and also if the day comes where they need to be severed from the payroll that they're appropriately compensated.

"So, that's what those cash payments are. They are balanced retention and severance, meaning they are used both to retain key people in place, as well as to

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appropriately compensate them, if and when the time comes that we sever them.

"We've said very candidly that, you know, we have overlap in these two companies. We have two of a lot of positions. And so, in some cases, one of the people in that position will not have a position any longer in the new company, and we need to appropriately compensate them.

THE PC BUSINESS

"The PC business has done a lot of things well. As you point out, we're the No. 1 consumer PC business. We are fastest-growing in notebooks. We've done a lot of things right, and we are also losing four points of operating margin a quarter. Dell makes four points of operating margin a quarter.

"So, the reality is, while we're doing a lot of things well, we are off by eight points. That's not sustainable. So, to compete with Dell, it turns out there are two things we need that we don't have."

"We have a retail PC business model that works. But we lack direct distribution, and we lack a commercial PC business model that works. It turns out that Compaq acquired a company about a year-and-a-half ago and invested almost a billion dollars in building a direct distribution capability, which is a business model that Dell, as you know, has perfected.

"And now, Compaq puts 70, seven zero, percent of their North American volume through that direct distribution capability. Dell puts 70 percent through that direct distribution capability, of commercial volume. I'm talking commercial. You know how much we put through? About 15 percent. It's not competitive."

"Second thing is, Dell achieves about 70 inventory turns a quarter through that direct distribution model. Compaq, in their last quarter, just achieved 62. We achieve about 25. Not competitive.

"So, the reality is, if we want a competitive PC business, we've got to take what we do well -- and there are things we do well. And, by the way, we do a better job in retail than Compaq does and than Dell does. We've got to take

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what we do well and we've got to put together some things that other people have spent more time, more money and achieved greater progress than we have. That's what we've got to do.

"Because if we want to stay in the PC business, we have to be able to return three to five points of operating margin, quarter after quarter after quarter. And today, we don't."

HP'S METRICS DO NOT SUPPORT SOLUTION SELLING

"You're absolutely right. And so, that's one of the things we are doing literally right now in our integration team. We have a go-to-market integration team. And you will be pleased to know that many of the same people who've been engaged in building the go-to-market models for BCO, building the total customer experience process, sitting out on the regions are engaged in that, and we are, right now, in the process of designing the account planning process and the compensation process.

"Fundamentally, in the end, solution selling is all about how you structure, how you plan to go after an account and how you get measured."

MAKING MERGERS WORK

"One of the things you learn when you look at mergers, and I've looked at tons of them, is the ones that work -- and there are ones that work. The ones that work have a couple of characteristics. One of them is, by the way, that they are bringing together two companies that are in the same businesses, which is what we're doing here. Other than imaging and printing, Compaq and HP are in the same businesses. Same product businesses, the same services businesses. We're in the same countries. We're doing the same stuff, basically.

"But one of the second key lessons you learn, in addition to speed and program management and discipline and all those things is, you better deal with cultural integration with the same discipline as you deal with, as I said earlier, product-line integration."

ARE CUSTOMER DISTRACTED BY THE MERGER COVERAGE?

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"Based upon everything we see to date, we continue to execute well in front of customers.

"I mean, I talk to probably 10 or 15 customers a week. You know, just kind of check in. How ya doing? How we doing?

"And without exception. That's not true. One exception. There was one exception where we lost a deal recently because the CEO was concerned that we might get distracted. He didn't see any distraction. I mean, I pushed him. He said, no, but I'm afraid you're going to get distracted. But with that one exception, customers are telling us we're executing. They understand."

LIVING UP TO OUR POTENTIAL

"First, this is a company that, while it is unique, cannot escape the realities of the world in which we compete. We cannot escape the realities of the industry in which we are trying to compete, which is transforming in front of our eyes. We cannot escape the realities of competitive performance because no matter how unique we think we are, and we are in many ways. There are loads of companies out there just waiting to eat our lunch every single day. And that will never change.

"So, every company, no matter how great it's past, no matter how unique its capabilities, every company must navigate through the ocean it finds itself in. Period. We might wish we were in the Pacific Ocean, when, in fact, we're in the Atlantic Ocean, but wishing doesn't make it so.

"I think the second thing I would say is, this is all about this company living up to its potential. It is all about this company being worthy of its legacy. And with all great respect to the people who built our legacy, the people who are going to build the future are here today. They are you, and they are all your colleagues around the world.

"We could have smaller ambitions for this company, but those smaller ambitions would not be worthy of the name, the legacy, or the capabilities that this company has."

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's amended registration statement on Form S-4 filed on January 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

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